Exhibit 99.1

Spreadtrum Communications, Inc. Announces
First Quarter 2011 Financial Results

SHANGHAI, May 5, 2011 — Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced its unaudited financial results for the first quarter ended March 31, 2011.

FIRST QUARTER 2011 FINANCIAL SUMMARY:

–	Total revenue increased 8.3% quarter-over-quarter and 163.0% year-over-year to US$137.1million, exceeding the Company’s previously guided range of US$130-135 million.

–	Gross profit was US$57.9 million compared to US$54.4 million in the previous quarter and US$23.7 million in 1Q10. Gross margin was 42.2% compared to 43.0% in the previous quarter and 45.5% in 1Q10.

–	Cash flows from operations were US$26.7 million, compared with US$37.1 million in the previous quarter and US$28.7 million in 1Q10.

–	GAAP net income was US$27.5 million, compared with US$30.0 million in the previous quarter and US$6.6 million in 1Q10.

–
GAAP net income per basic and diluted ADS was US$0.57 and US$0.50, respectively, a decrease from US$0.62 and US$0.56 per basic and diluted ADS, respectively, in 4Q10 and an improvement from US$0.14 and US$0.13 per basic and diluted ADS, respectively, in 1Q10.

–
Non-GAAP net income was US$30.4 million, compared to US$32.7 million in 4Q10 and US$8.7 million in 1Q10. Non-GAAP net income per diluted ADS was US$0.55, a decrease from US$0.61 per diluted ADS in 4Q10 and an improvement US$0.17 per diluted ADS in 1Q10.

BUSINESS HIGHLIGHTS:

Commenting on the results, Spreadtrum’s Chairman and CEO, Dr. Leo Li said, “2011 commenced on solid footing as we enhanced our presence within emerging markets and began to see revenue contributions from our design-ins in the second half of 2010.  As a result, we once again surpassed our guidance as quarterly revenue grew 8.3% on a sequential basis to US$137.1 million.  This robust top-line growth reflects our ongoing market share gains in both the TD-SCDMA and GSM markets, which is particularly impressive given the fierce competitive landscape combined with the seasonal slowdown in the Chinese handset industry during the first quarter of the year.

We have achieved continuous market share gain through product innovation and quality improvements. Our product innovation has allowed us to differentiate our solutions and gain a competitive edge through our unique and feature-rich offerings. In the past quarter, our newly launched chips, including the Triple-SIM solution and the ARM9 based 6800H, facilitated further expansion into emerging markets where we see growing demand for our products, which has led to increasing revenue contribution.   In addition, our ongoing efforts to introduce new GSM and TD products and improve the quality of our products provide our customers with a lower cost, yet increasingly reliable mobile platform and, as a result, we are achieving an enhanced level of product acceptance.

Looking ahead to the second quarter of 2011, we anticipate continued growth and, as a result, expect revenue to be in the range of US$152 million - US$158 million with stable gross margin of approximately 42%.”

Further commenting on the first quarter financial results, Shannon Gao, Spreadtrum CFO, added, “We are increasing our investment in new product development as well as overseas expansion in emerging countries; however, thanks to our efficient operating platform and efforts to control costs, we expect our operating expense as a percentage of revenue to remain stable in the coming quarter. We have strategically built up our inventory in order to meet the accelerating demand over the next two quarters, which is the seasonally high period, and expect our cash flow to improve as our inventory level stabilizes.”

FIRST QUARTER 2011 FINANCIAL REVIEW:

Revenue

Revenue in 1Q11 totaled US$137.1million, up from US$126.5 million in 4Q10 and US$52.1 million in 1Q10.

Sales volume of 2G/2.5G baseband and radio frequency bundle semiconductors realized in 1Q11 increased 5.7% sequentially and 270.1% year-over-year.  Sales volume of 3G bundle semiconductors realized in 1Q11 increased 33.1% sequentially and 168.2% year-over-year.

The average selling price per unit of 2G/2.5G bundle semiconductors in 1Q11 decreased 3.6% sequentially and 21.1% year-over-year. The average selling price per unit of 3G bundle semiconductors in 1Q11 decreased 9.4% sequentially and 49.7% year-over-year.

Gross Profit and Margin

Gross profit for the quarter was US$57.9 million, up 6.4% from US$54.4 million in 4Q10 and up 144.3% from US$23.7 million in 1Q10. Gross margin for the quarter was 42.2%, down from 43.0 % in 4Q10 and 45.5% in 1Q10. Non-GAAP gross margin, adjusted to exclude share-based compensation, was 42.3%, a sequential decrease from 43.1% in 4Q10 and a year-over-year decrease from 45.7% in 1Q10.

Cost of revenue in 1Q11 totaled US$79.2 million, representing an increase of 9.8% from the previous quarter and up 178.7% from 1Q10 levels, which is relatively in line with the increase in sales.

Operating Expense and Margin

The Company’s operating margin for the quarter was 20.9%, compared to 22.3% in the previous quarter and 14.3% in 1Q10. The quarter-over-quarter decrease in operating margin was primarily attributable to an increase in research and development (R&D) expense as a percentage of sales and a slightly lower gross margin, partially offset by lower selling, general and administrative (SG&A) expenses. SG&A expense as a percentage of sales decreased to 3.8% from 5.2% in the previous quarter, outpacing the decrease of gross margin during the same period. The year-over-year improvements in operating margin were primarily driven by an increase in sales and gross profit, partially offset by higher operating expense.  Non-GAAP operating margin, adjusted to exclude share-based compensation expense was 23.0% in 1Q11, down from 24.5% in 4Q10 and up from 18.4% in 1Q10.

Total operating expenses in 1Q11, including selling, general and administrative (SG&A) expenses and R&D expenses, were US$29.2 million, representing an increase from US$26.2 million in 4Q10 and an increase from US$16.2 million in 1Q10. The sequential rise in operating expenses was primarily due to increases in employee compensation and intangible asset amortization.  The year-over-year rise in operating expenses was primarily due to increases in engineering expense related to the development of new products and employee compensation.

R&D expenses increased 22.2% sequentially and 99.7% year-over-year to US$23.9 million in 1Q11. The sequential increase in R&D expenses was primarily attributable to rises in employee compensation and intangible asset amortization.  The year-over-year increase in R&D expenses was primarily attributable to rises in engineering expense related to the development of new products and employee compensation.

SG&A expenses decreased 20.0% sequentially and increased 23.7% year-over-year to US$5.3 million in 1Q11. The sequential decrease in SG&A expenses was primarily due to a decrease in employee compensation expenses and a contingent loss of US$0.8 million in connection with a pending litigation recorded in 4Q10. The year-over-year rise in SG&A expenses was primarily due to increase in market promotion related expenses and office expenditures.

Non-Operating Income

In 1Q11, the Company recorded interest income of US$1.3 million, flat compared to the previous quarter and up from US$0.6 million in 1Q10. The year-over-year increase was primarily due to investment of a higher balance of cash combined with an increase in deposit saving rate. Interest expense in 1Q11 was US$0.7 million, compared to a gain of US$0.8 million in 4Q10 and an expense of US$0.7 million in 1Q10. The US$0.8 million gain in 4Q10 was primarily due to the reimbursement of the interest expense from the Chinese government which was in excess of actual interest expenses incurred in 4Q10.  Other income (net) in 1Q11 was US$1.7 million, compared to US$2.4 million in 4Q10 and a loss of US$124 thousand in 1Q10. Other income (net) mainly represented foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$27.5 million in 1Q11, compared to US$30.0 million in 4Q10 and US$6.6 million in 1Q10. The sequential decrease in net income was primarily due to higher research and development expenses, partially offset by increased sales and gross profit. Net profit margin was 20.1%, down from 23.7% in 4Q10 and up from 12.6% in 1Q10. Basic and diluted income per ADS was US$0.57 and US$0.50, respectively, in 1Q11, compared to US$0.62 and US$0.56, respectively, in 4Q10 and US$0.14 and US$0.13, respectively, per basic and diluted ADS in 1Q10.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 1Q11 was US$30.4 million, down from a non-GAAP net income of US$32.7 million in 4Q10 and up from US$8.7 million in 1Q10. Diluted non-GAAP income per ADS in 1Q11 was US$0.55, compared with US$0.61 per ADS in the prior quarter and US$0.17 per diluted ADS in 1Q10.

Balance Sheet and Cash Flow

As of March 31, 2011, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$250.1 million, a decrease of US$1.7 million from US$251.8 million as of December 31, 2010.  The total balance of restricted cash which is available to use when the related expenses occurred and appropriate obligations are satisfied was US$38.1 million, compared with $20.5 million as of December 31, 2010. In 1Q11, the Company generated US$26.7 million in cash from operating activities and used $1.7 million cash on property and equipment as well as US$9.8 million relating to intangible asset acquisitions.

Accounts receivable decreased by US$5.4 million from US$6.1 million as of December 31, 2010 to US$0.7 million as of March 31, 2011.  Average A/R days decreased sequentially from 4 days to 2 days. Inventory as of March 31, 2011 was US$197.5 million, an increase of US$64.4 million from December 31, 2010.  This increase resulted partially from a rise in deferred costs included within inventories, which consisted of products shipped to customers where the rights and obligations of ownership had passed to the customers, but revenue had not yet been recognized due to pending customer acceptance. Inventory days were 188 days based on the average inventory amount of this quarter as a result of the higher inventory balance, partially offset by higher sales. Total assets as of March 31, 2011 were US$588.8 million, up US$80.6 million from US$508.2 million as of December 31, 2010. The increase in total assets was primarily attributable to increases of US$64.4 million in inventory, US$15.9 million in cash, US$3.7 million in prepaid expenses and other current assets and US$1.8 million in property and equipment, partially offset by a decrease of US$5.4 million in accounts receivable.

Current liabilities increased from US$258.9 million as of December 31, 2010 to US$306.7 million as of March 31, 2011, primarily due to the increases of US$19.0 million in accounts payable, US$17.9 million in advance from customers, US$7.5 million in accrued expenses and other current liabilities and US$3.5 million in income tax payable.  Long-term liabilities as of March 31, 2011 were US$51.0 million, compared to US$50.8 million as of December 31, 2010.

BUSINESS OUTLOOK:

Spreadtrum currently expects revenue for the second quarter of 2011 to be in the range of US$152 million - US$158 million with gross margin of approximately 42%.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 9:00 pm (Eastern) / 6:00 pm (Pacific) on Thursday, May 5, 2011, which is 9:00 am (Hong Kong) on Friday, May 6, 2011 to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
} United States / International	+1-857-350-1588
} Hong Kong	+852 30021672
} United Kingdom	+44 2073658426 / +44 2073654163 / +44 2073658425
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until May 12, 2011 at (US Toll / International) +1-617-801-6888. Passcode: 71589826.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

Spreadtrum Communications, Inc.
Condensed Consolidated Income Statements
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three months ended
	March 31,	December 31,	March 31,	Change From
	2010	2010	2011	1Q10	4Q10

Revenue	52,113	126,547	137,072	163%	8%
Cost of revenue	28,410	72,117	79,170	179%	10%

Gross profit	23,703	54,430	57,902	144%	6%

Operating expenses
Research & development	11,990	19,596	23,949	100%	22%
Selling, general & administrative	4,251	6,573	5,258	24%	(20)%

Total operating expenses	16,241	26,169	29,207	80%	12%

Operating income	7,462	28,261	28,695	285%	2%

Non-operating income (expense)
Interest income	609	1,263	1,279	110%	1%
Interest expense	(696)	804	(699)	0.4%	(187)%
Other income, net	(124)	2,362	1,713	(1,482)%	(28)%
Total non-operating income	(211)	4,429	2,293	(1,187)%	(48)%
Income before tax and equity in loss of affiliates	7,251	32,690	30,988	327%	(5)%

Income tax expense	(583)	(2,761)	(3,437)	490%	25%
Equity in loss of affiliates, net of taxes	(82)	26	(14)	-	(154)%
Net income	6,586	29,955	27,537	318%	(8)%

Income per ADS, basic	0.14	0.62	0.57	307%	(8)%

Income per ADS, diluted	0.13	0.56	0.50	285%	(11)%

Margin analysis:
Gross margin	45.5%	43.0%	42.2%
Operating margin	14.3%	22.3%	20.9%
Net margin	12.6%	23.7%	20.1%

Weighted average ADS equivalent: [1]
Basic	46,539,706	47,979,503	48,470,404
Diluted	50,424,925	53,822,796	55,194,680
ADS equivalent outstanding at end of period	46,722,120	48,273,204	48,629,697

[1] Assumes all outstanding ordinary shares are represented by ADSs.  Each ADS represents three ordinary shares.

Spreadtrum Communications, Inc.
Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	As of
	March 31, 2010	December 31, 2010	March 31, 2011

ASSETS
Current assets
Cash and cash equivalents	33,908	81,186	97,885
Restricted cash	18,677	20,496	38,074
Short term deposits	37,384	125,340	106,501
Notes receivable	266	-	-
Accounts receivable, net	3,569	6,074	742
Inventories	37,038	133,096	197,536
Deferred tax assets	1,347	1,669	1,687
Prepaid expenses and other current assets	8,870	16,957	20,666
Total current assets	141,059	384,818	463,091

Property and equipment, net	26,568	28,597	30,385
Acquired intangible assets, net	25,208	36,448	36,410
Equity Investment	7,428	9,467	9,761
Deferred tax assets	570	794	798
Goodwill	2,000	2,000	2,000
Long term deposits	43,948	45,299	45,758
Other long term assets	819	794	578
Total assets	247,600	508,217	588,781

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Accounts payable	20,727	103,110	122,115
Advances from customers	29,929	103,068	120,968
Income tax payable	18,780	39,649	47,105
Accrued expenses and other current liabilities	3,655	13,026	16,489
Total current liabilities	73,091	258,853	306,677

Long term loan	43,948	45,299	45,758
Other long-term obligations	5,379	5,482	5,278
Total long term liabilities	49,327	50,781	51,036
Total liabilities	122,418	309,634	357,713

Shareholders' equity	125,182	198,583	231,068
Total liabilities and shareholders' equity	247,600	508,217	588,781

Spreadtrum Communications, Inc.
Reconciliation of GAAP to Non-GAAP Results
(in thousands of US dollars, except per share data and percentages)
(unaudited)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2010	2011
Cost of revenue	28,410	72,117	79,170
Adjustment for share-based compensation	(102)	(107)	(118)
Cost of revenue (non-GAAP)	28,308	72,010	79,052
Operating income	7,462	28,261	28,695
Adjustment for share-based compensation within: Cost of revenue	102	107	118
Research and development	1,200	1,470	1,943
Selling, general, and administrative	776	1,183	770
Operating income (non-GAAP)	9,540	31,021	31,526
Net income	6,586	29,955	27,537
Adjustment for share-based compensation within: Cost of revenue	102	107	118
Research and development	1,200	1,470	1,943
Selling, general, and administrative	776	1,183	770
Net income (non-GAAP)*	8,664	32,715	30,368
Income per ADS, diluted	0.13	0.56	0.50
Adjustment for share-based compensation	0.04	0.05	0.05
Income per ADS, diluted (non- GAAP)*	0.17	0.61	0.55
Gross margin	45.5%	43.0%	42.2%
Adjustment for share-based compensation	0.2%	0.1%	0.1%
Gross margin (non-GAAP)	45.7%	43.1%	42.3%
Operating margin	14.3%	22.3%	20.9%
Adjustment for share-based compensation	4.1%	2.2%	2.1%
Operating margin (non-GAAP)	18.4%	24.5%	23.0%
Net margin	12.6%	23.7%	20.1%
Adjustment for share-based compensation	4.0%	2.2%	2.1%
Net margin (non-GAAP)*	16.6%	25.9%	22.2%
Operating expenses	16,241	26,169	29,207
Adjustment for share-based compensation:
Research and development	(1,200)	(1,470)	(1943)
Selling, general, and administrative	(776)	(1,183)	(770)
Operating expenses (non-GAAP)	14,265	23,516	26,494

* There is no tax effect of these adjustment items..

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and radio frequency processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s further expansion into emerging markets and its success within emerging markets, the growing demand within emerging markets for the Company’s products and the accompanying increasing revenue contribution, the Company’s ability to achieve continuous market share gain in both the TD-SCDMA and GSM markets through product innovation and quality improvements, the effectiveness of the Company’s product innovation in allowing the Company to differentiate its solutions and gain a competitive edge through its unique and feature-rich offerings, the Company’s ongoing efforts to introduce new GSM and TD products and improve the quality of its products, the Company’s ability to provide its customers with a lower cost yet increasingly reliable mobile platform, the Company’s ability to achieve an enhanced level of product acceptance, the Company's expectations with respect to continued growth of the second quarter of 2011 and revenue being in the range of US$152 million - US$158 million in the second  quarter of 2011 with stable gross margin of approximately 42%, the Company’s increase in its investment in new product development and overseas expansion in emerging countries, the Company’s expectation on its operating expenses as a percentage of revenue to remain stable in the coming quarter, and the effectiveness of the Company’s inventory strategy in meeting the accelerating demand over the next two quarters and the Company’s expectation on its cash flow to improve as its inventory level stabilizes. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the commercial deployment of TD-SCDMA technology will grow; market acceptance of the Company’s newly launched chips including the Triple-SIM solution and the ARM9 based 6800H; the Company's ability to sustain recent rates of growth; the Company’s ability to implement effective inventory strategy; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; the Company’s ability to successfully complete the projects of the Chinese TD-SCDMA operator; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:
Investor Relations
Tel:	+86-21-5080-2727
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com